Exhibit 99.5

CONFIDENTIAL

September 22, 2023

MariaDB plc
699 Veterans Blvd

Redwood City, California 94063

Attention: Board of Directors

Ladies and Gentlemen:

On behalf of Runa Capital II (GP), Runa Capital Fund II, L.P., Runa Capital Opportunity I (GP), Runa Capital Opportunity Fund I, L.P., and Runa Ventures I Limited (collectively, the “Sponsor”), we are pleased to present the following commitment:

1. Commitment. This letter agreement (this “Agreement”) confirms the commitment (the “Commitment”) of Runa Capital Fund II, L.P., a Cayman Islands exempted partnership, represented by its general partner Runa Capital II (GP) (the “Fund”), subject to the terms and conditions set forth herein, on or prior to October 11, 2023, to purchase, or cause to purchase, directly or indirectly through one or more intermediate entities, senior secured notes (reflecting the terms set forth on Exhibit A hereto, the “Notes”) of MariaDB plc (the “Company”) with an aggregate purchase price of $20.0 million (the “Commitment Amount”) to be used solely fund amounts that are due and payable and required to be paid by the Company to European Investment Bank (“EIB”) under the term loan tranche issued in 2019 (the “Term Loan”). Notwithstanding anything herein to the contrary, in no event shall the Fund and/or its investment affiliates, under any circumstances, be obligated to contribute more than the Commitment Amount to the Company or any of its Affiliates.

2. Conditions. The Fund’s obligation to fund the Commitment shall be subject to (i) the Company’s good faith and active engagement with Sponsor with respect to the proposal made in the letter dated September 14, 2023 from the Sponsor to the Board of Directors of the Company, (ii) a written demand from EIB for payment by the Company under the Term Loan, (iii) EIB’s unconditional written consent to the issuance of the Notes, and (iv) the execution of documentation for the issuance of the Notes that is reasonably satisfactory the Fund. The Fund may allocate all or a portion of its investment to other Persons (including its investment affiliates), and its Commitment hereunder will be reduced only to the extent of any amounts actually contributed to the Company by such Persons (and not returned); provided that no such reduction shall relieve the Fund of its obligation to fund the Commitment hereunder.

3. Parties in Interest; Third Party Beneficiaries. The parties hereto hereby agree that their respective agreements and obligations set forth herein are solely for the benefit of the other party hereto and its respective successors and permitted assigns, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies.

4. Enforceability. This Agreement may only be enforced by the Company and the Fund.

5. No Modification; Entire Agreement. This Agreement may not be amended or otherwise modified without the prior written consent of the Fund and the Company. This Agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Fund or any of its Affiliates, on the one hand, and the Company or any of its Affiliates, on the other, with respect to the transactions contemplated hereby. Except as expressly permitted in Section 2 and Section 3 hereof, no transfer of any rights or obligations hereunder shall be permitted without the consent of the Fund and the Company. Any transfer in violation of the preceding sentence shall be null and void.

6. Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to choice of law principles thereof), applicable to contracts executed in and to be performed entirely within that State.

(b) Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal district court located within the Borough of Manhattan in the City of New York, New York, or if but only if such court does not have jurisdiction, a state court in the Borough of Manhattan in New York County, New York, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts in the State of New York, as described above.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile, DocuSign or by .pdf delivered via email), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

8. Confidentiality. This Agreement shall be treated as confidential and is being provided to the Company solely in connection with the issuance of Notes. This Agreement may not be used, circulated, quoted or otherwise referred to in any document by the Company except with the prior written consent of the Fund in each instance; provided, that no such written consent is required for any disclosure of the existence of this Agreement to (i) the extent required by applicable law, the applicable rules of any national securities exchange or in connection with any U.S. Securities and Exchange Commission filing (provided, that the Company will provide the Fund an opportunity to review such required disclosure in advance of such public disclosure being made) or (ii)  the Company’s Affiliates and representatives who need to know of the existence of this Agreement.

9. Termination. The obligation of the Fund under or in connection with this Agreement will terminate automatically and immediately upon the earliest to occur of (a) the consummation of a financing, whether debt or equity, with any other Person, and (b) the Company or any of its Affiliates asserting a claim against the Fund or any of its Affiliates other than a claim against the Fund seeking specific performance of the Fund’s obligation to fund the Commitment in accordance with terms hereof.

10. No Assignment. The Commitment evidenced by this Agreement shall not be assignable, in whole or in part, by the Company without the Fund’s prior written consent and the granting of such consent in a given instance shall be solely in the discretion of the Fund and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. Any purported assignment of this Agreement or the Commitment in contravention of this Section 10 shall be void.

11. Representations and Warranties. The Fund hereby represents and warrants to the Company that (a) it is an entity duly organized validly existing and in good standing under the laws of its jurisdiction of organization and has all limited partnership power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it has been duly and validly authorized and approved by all necessary limited partnership, corporate or other organizational action by it, (c) this Agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this Agreement, (d)  it and its investment affiliates have uncalled capital commitments or otherwise have available funds in excess of the sum of its Commitment hereunder plus the aggregate amount of all other commitments, liabilities and obligations it currently has outstanding.

12. Expiration. This Agreement shall expire if not fully-executed on or prior to September 29, 2023.

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RUNA CAPITAL FUND II, L.P.
Acting through its general partner
Runa Capital II (GP)

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

Agreed to and accepted:

MARIADB PLC

By:
Name:
Title:

Exhibit A

Amount:	Up to $20.0 million

Structure:	Senior secured notes in an aggregate principal amount of 20.0 million (“Notes”), with $15.0 million being issued at Closing and up to an additional $5.0 million to be issued upon mutual agreement of the Company and the Fund.

Sources and Uses:	To pay amounts due and payable and required to be paid under the European Investment Bank loan (“EIB Loan”) and for working capital until the Company secures permanent financing.

Ranking and Collateral:

The Notes and all obligations related thereto shall be: (i) junior only to the EIB Loan (to the extent the EIB Loan remains outstanding) and (ii) senior to all other classes of securities and any other Company indebtedness of any kind.

The Notes shall be secured by first priority security interests in the assets of the Company and its affiliates, except that the liens securing the Notes will be junior to and subordinated to the liens securing the EIB Loan (to the extent the EIB Loan remains outstanding).

Interest Rate (non-default):	12.5%

Maturity:

364 days from Closing, but shall be payable earlier upon (i) a change of control (or issuance of equity representing more than 50% of the outstanding shares of the Company) or (ii) an event of default under the EIB Loan.

Warrant Coverage:

The Sponsor will be granted fully-vested warrants to purchase ordinary shares of the Company (or, if the Company consummates a preferred shares financing, preferred shares) in amount equal to the maximum number of such warrants that may be issued at a below market price without a shareholder approval, which is currently estimated to be 676,892. The exercise price of the warrants will be $0.01 per share.

Closing:	Within ten (10) days (“Closing”).

Other Terms:

Loan documentation for the Notes and the subordination agreement (if needed) (the “Definitive Agreements”) to be drafted by counsel for the Sponsor and will contain customary terms and conditions, including representations and warranties, conditions, operating and financial covenants, reporting and events of default and including a covenant to continue active discussions with the Sponsor regarding a change of control transaction with the Sponsor.

Prior to Closing, the Company shall disclose all alternative financing proposals and any relationships or other connections between directors and executive officers of the Company and any other party to other financing arrangements.

Fees and Expenses:	If the transaction closes, the Company will pay the Sponsor all reasonable fees, costs and expenses incurred in connection with the Transaction, whether incurred before or after the Closing. In addition, the Company will pay the Sponsor an origination fee of 0.5% of the loan amount.